September 15, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-274400) of Plains GP Holdings, L.P. (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on Tuesday, September 19, 2023, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling David Oelman at (713) 758-3708.

If you need additional information, please contact me at (713) 646-4100.

Very truly yours,

Plains GP Holdings, L.P.

By:	PAA GP Holdings LLC, its general partner

By:	/s/ Chris Herbold
Name:	Chris Herbold
Title:	Senior Vice President, Finance and Chief Accounting Officer

333 Clay Street, Suite 1600 ■ Houston, Texas 77002 ■ 713/646-4100 or 800-564-3036